UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ORBIT/FR, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

685929101

(CUSIP Number)

Philippe Garreau, Ph.D.

Chief Executive Officer and President

Satimo, S.A.

17 avenue de la Norvège, 91953 Courtabœuf, France

+33 1 69 29 02 47

with a copy to:

Stephen E. Gillette

Jones Day

1755 Embarcadero Road

Palo Alto, CA  94303

(650) 739-3900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 685929101

1.	Names of Reporting Persons Satimo S.A. EIN: 58-2515997

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,700,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,700,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,700,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 60.8%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 685929101

Item 1.	Security and Issuer

This statement on Schedule 13D relates to Common Stock (the “Common Stock”), par value $0.01 per share, of Orbit/FR, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 506 Prudential Road, Horsham, Pennsylvania  19044.

Item 2.	Identity and Background

This Schedule 13D is being filed by Satimo S.A. (“Satimo”), a corporation organized under the laws of France.  Satimo’s principal business is the design and manufacture of electromagnetic field measurement systems in the microwave frequency range.  Satimo’s principal office is located at 17 avenue de la Norvège, 91953 Courtabœuf, France.

The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of each of Satimo is set forth on Schedule I hereto and is incorporated herein by reference.

During the last five years, neither Satimo nor, to the best knowledge of each of them, any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Under the Stock Purchase Agreement (the “Stock Purchase Agreement”), dated March 12, 2008, between Satimo and Orbit-Alchut Technologies, Ltd., an Israeli corporation (“Orbit-Alchut”), Satimo purchased from Orbit-Alchut 3,700,000 shares of the Common Stock of the Issuer, constituting all of Orbit-Alchut’s equity interest in the Issuer and representing approximately 61.6% of the outstanding Common Stock of the Issuer as of May 13, 2008, for $17,262,141.00, or approximately $4.67 per share (the “Acquisition”).

Satimo provided the necessary funds for the Acquisition out of its working capital.

Item 4.	Purpose of Transaction

As described in Item 3 above, which is incorporated into this Item 4 by reference, pursuant to the Stock Purchase Agreement, Satimo acquired approximately 61.6% of the outstanding Common Stock of the Issuer on May 13, 2008.  The purpose of the Acquisition was to acquire and retain a majority interest in the Issuer.

In addition to acquiring a controlling interest in the Issuer, Satimo had the right, pursuant to Section 4.10 of the Stock Purchase Agreement, to designate members of the Issuer’s Board of Directors (the “Board”) who would provide written resignations from the Board and the right to designate nominees to be appointed to the Issuer’s Board, such resignations and appointments being conditions to the closing of the Acquisition under the Stock Purchase Agreement.  Upon the closing of the Acquisition on May 13, 2008, each of Ze’ev Stein, Uri Jenach and Yossi Dauber resigned as members of the Board, as designated by Satimo.  Ze’ev Stein had served as Chairman of the Board prior to his resignation.  After those resignations, on May 13, 2008 the two remaining members of the Board, Danny Goffer and Doron Ginat, appointed Philippe Garreau, Per O. Iversen and Raymond Boch to fill the three resulting vacancies, with Philippe Garreau appointed to serve as Chairman of the Board, each as designated by Satimo.  Satimo intends to replace Mr. Goffer and Mr. Ginat, the two independent directors on the Board, with two or more new independent directors, and Satimo is engaging in a search for such new directors.

The reconstituted Board expects to work with the Issuer’s management to evaluate and review the Issuer and its business, assets, corporate structure, operations, properties and strategic alternatives.  As a result of this evaluation, it is possible that the Board could implement changes to the Issuer’s business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations.  It is also possible that, as a result of this evaluation, the Board could act to combine certain aspects of the Issuer’s business with certain aspects of Satimo’s business to achieve synergies and enhance operations.

As a result of Satimo’s acquisition of a majority of the Issuer’s outstanding Common Stock, Satimo has the power to elect a majority of the members of the Board and to determine the outcome of the vote with respect to substantially all matters presented to a vote of the holders of the Issuer’s Common Stock or by which such holders act by written consent.  Satimo has a strategic relationship with the Issuer and anticipates that it will consult the Issuer on matters of strategic importance to the Issuer.  Notwithstanding the foregoing, Satimo reserves the right to evaluate its investment in the Issuer and change its investment intent at any time in the future, including the right to acquire additional Common Stock in the open market or otherwise, or to dispose of all or a portion of the Common Stock it holds.

Other than as described in this Item 4, neither Satimo nor, to the best knowledge of each of them, any of the persons listed on Schedule I hereto has any plans or proposals which relate to or would result in any of the actions or transactions described in clauses (a) through (j) of Item 4 of Schedule 13D (although Satimo reserves the right to formulate such plans or make such proposals or take such actions).

Item 5.	Interest in Securities of the Issuer

Satimo is the direct beneficial owner of 3,700,000 shares of the Common Stock of the Issuer, representing 60.8% of the Issuer’s outstanding Common Stock.  Satimo has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of all shares of Common Stock beneficially owned by it.

Except for the transaction described in Item 3 neither Satimo nor, to the best knowledge of Satimo, any of the persons listed on Schedule I has engaged in any transaction in the Common Stock of the Issuer in the past 60 days.

Sections (d) and (e) of Item 5 are not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Under Section 4.11 of the Stock Purchase Agreement, Orbit-Alchut covenanted to Satimo that neither Orbit-Alchut, nor its subsidiaries, affiliates, employees, directors and agents would directly or indirectly acquire any securities of the Issuer, participate in any solicitation of proxies with respect to securities of the Issuer, form or participate in any group (as defined by Section 13(d)(4) of the Securities Exchange Act of 1934, as amended) with respect to the Issuer’s securities, seek to control or influence the Issuer’s management, Board of Directors or policies, or make any public announcement of, or submit a proposal for, any of the foregoing, in each case for the three years following the closing of the Acquisition on May 13, 2008 (the “Standstill Agreement”).

Other than as described herein and in Item 3, and pursuant to the Stock Purchase Agreement, incorporated herein by reference and set forth as Exhibit 1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Satimo nor, to the best knowledge of Satimo, any of the persons listed on Schedule I hereto, and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
Exhibit 1 Stock Purchase Agreement (the “Stock Purchase Agreement”), dated March 12, 2008, between Satimo S.A., a French corporation, and Orbit-Alchut Technologies, Ltd., an Israeli corporation.

CUSIP No. 685929101

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 2008

SATIMO S.A.

By:	/s/ Per Iversen
	Name:	Per Iversen
	Title:	Chief Technical Officer and
Director of U.S. Operations

CUSIP No. 685929101

SCHEDULE I

Directors and Executive Officers of Satimo

The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Satimo are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual’s name refers to employment with Satimo.

Name, Position and Business Address	Citizenship	Principal Occupation
Philippe Garreau, Ph.D. Chief Executive Officer and President, Director c/o SATIMO Main Office 17 avenue de la Norvège 91953 Courtabœuf France	France	Chief Executive Officer and President, Director
Pascal Gigon Chief Financial Officer Director c/o SATIMO Main Office 17 avenue de la Norvège 91953 Courtabœuf France	France	Chief Financial Officer Director
Arnaud Gandois Managing Director – Operations c/o SATIMO Main Office 17 avenue de la Norvège 91953 Courtabœuf France	France	Managing Director – Global Operations
Luc Duchesne Managing Director – R&D c/o SATIMO Main Office 17 avenue de la Norvège 91953 Courtabœuf France	France	Managing Director – R&D
Per Iversen Chief Technical Officer c/o SATIMO U.S.A. 2105 Barrett Park Dr. Suite 104 Kennesaw, GA 30144	Norway	CTO and Director of U.S. Operations
Bruno Rivet Director c/o SEVENTURE 5-7 rue Monttessuy 75007 Paris France	France	Fund Manager – SEVENTURE
Raymond Boch Director c/o ORACLE	Italy	Global Account Director – ORACLE

CUSIP No. 685929101

Portes de la Défense 15 Boulevard Charles de Gaulle 92715 Colombes Cédex France
Agnes Mestrau Director c/o ESA-ESTEC Kepeerlaan 1 P.O. Box 299 2200 AG Noordwijk ZH The Netherlands	France	System Engineer – European Space Agency
Gianni Barone Director c/o SATIMO Italy Via Castelli Romani 59 00040 Pomezia-Rome Italy	Italy	Managing Director – SATIMO Italy

CUSIP No. 685929101

EXHIBIT INDEX

1.                                       Stock Purchase Agreement (the “Stock Purchase Agreement”), dated March 12, 2008, between Satimo S.A., a French corporation, and Orbit-Alchut Technologies, Ltd., an Israeli corporation.